Exhibit (p)(21)

Treesdale Partners, LLC

CODE OF ETHICS

I.	Introduction

Rule 204A-1 under the Investment Advisers Act of 1940, as amended (the “Advisers Act”), requires SEC registered investment advisers to establish, maintain, and enforce a written code of ethics that, at a minimum, sets the standard of business conduct that the Firm requires of its employees, requires employees to comply with applicable federal securities laws, and sets forth provisions regarding personal securities transactions by Employees.

High ethical standards are essential for the success of the Firm and necessary to maintain the confidence of investors in the investment funds and other accounts managed by the Firm (the “Clients”). The Firm’s business interests are best served by adherence to the principle that the interests of Clients come first. We have a fiduciary duty to Clients to act solely for the benefit of our Clients. All personnel, including directors, officers, and employees of the Firm must put the interests of the Firm’s Clients before their own personal interests and must act honestly and fairly in all respects in dealings with Clients. We may not cause a Client to take action, or not to take action, for our personal benefit rather than the benefit of the Client.

Moreover, all personnel of the Firm must comply with all federal securities laws and all other laws and regulations applicable to the Firm’s business. You should make it your business to know what is required of the Firm as an investment adviser and otherwise, and of you as an Employee of the Firm, and integrate compliance into the performance of all of your duties.

In recognition of our fiduciary duty to our Clients and our desire to maintain high standards of ethics and business conduct, the Firm has adopted this Code of Ethics (the “Code”), which contains provisions designed to prevent improper personal trading, identify conflicts of interest, provide a means to resolve actual or potential conflicts in favor of the Firm’s clients, and ensure that all supervised persons comply with applicable securities laws. The Firm also has adopted Policies to Prevent and Detect Misuse of Material Nonpublic Information (Appendix A to the Compliance Manual), which must also be referred to by any Employee who is considering personal trading activities.

Adherence to the Code and the related restrictions on personal investing is considered a basic condition of your employment by the Firm. If you have any doubt regarding the propriety of any activity, you should promptly consult with the Firm’s Compliance Officer, who is charged with the administration of this Code.

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II.	Restrictions on Personal Investing

A.	Law

Rule 204A-1 under the Advisers Act requires in effect that a registered investment adviser’s “access persons” report their transactions and holdings periodically to the Compliance Officer and that the adviser review these reports. Under the SEC definition, the term “access person” includes any employee who has access to non-public information regarding Clients’ purchase or sale of securities, is involved in making securities recommendations to (or in the case of a discretionary manager like the Firm, investment decisions on behalf of) Clients, or who has access to such recommendations that are non-public (“Access Persons”).

Transaction Reporting Requirements. All Access Persons must file initial and annual holdings reports and quarterly transaction reports with respect to all securities in which they have or acquire any “Beneficial Interest,” except holdings or transactions in the following securities (“Exempt Securities”):

➢	direct obligations of the Government of the United States;

➢	money market instruments — bankers’ acceptances, bank certificates of deposit, commercial paper, repurchase agreements and other high quality short-term debt instruments;

➢	money market fund shares;

➢	shares of other types of mutual funds (although if the Firm acts as the investment adviser for a registered fund, Access Person transactions in shares of such fund will become reportable); and

➢	units of a unit investment trust if the unit investment trust is invested exclusively in unaffiliated mutual funds.

“Beneficial Interest” includes direct or indirect control or power to make investment decisions and is generally presumed to cover accounts of the Access Person and immediate family members who share the Access Person’s household. All such accounts are referred to as “Access Person Accounts.” “Access Person Accounts” also may include accounts of others who share the Access Person’s household, anyone to whose support the Access Person materially contributes, and other accounts over which the Access Person exercises a controlling influence.

Access Person Accounts do not include accounts in which an Access Person has a Beneficial Interest but over which the Access Person does not exercise investment discretion. (Accordingly, an account for which an Employee makes no transactional decisions, but rather has granted full discretionary authority to someone else (such as a broker or private wealth manager), does not qualify as an Access Person Account under the Code.) Reports need not be filed with respect to transactions effected pursuant to an automatic investment plan or in an account over which the Access Person has no direct or indirect influence or control.

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B.	Policy and Procedures

It is the Firm’s policy that all Employees of the Firm are Access Persons for purposes of Rule 204A-1 and must file all required initial and annual holdings reports and quarterly reports of transactions in Access Person Accounts, as well as account statements and trade confirmations, as discussed below. In addition, Access Persons must adhere to certain specific requirements ― including, in some circumstances, trade pre-clearance ― in connection with personal trading. While the Firm understands that Employees may wish to develop or continue personal investment programs, it must be in a position to properly oversee the trading activity undertaken by its Employees.

1.	Statements, Confirmations, and Other Disclosures

Duplicate Statements and Confirmations. For any Access Person Account opened or maintained at a broker-dealer, bank, or similar financial institution, each Employee shall be responsible for arranging for duplicate account statements and trade confirmations to be sent directly to the Firm’s vendor at the following address:

F00052
Terranua
PO Box 4668 #37880
New York, NY 10163-4668

Such statements must be provided upon issuance for the Employee’s Access Person Accounts, and all such statements must be received no later than 30 days after the end of each quarter, except for accounts in which the Employee only transacts in Exempt Securities. Duplicate confirmations must be provided upon issuance.

Initial and Annual Holdings Reports. Each Access Person must file a holdings report disclosing all securities (other than Exempt Securities) in any Access Person Account on the Firm’s Annual Personal Securities Holdings Report form or any substitute acceptable to the Compliance Officer, no later than 10 days after becoming an Access Person, and annually thereafter during the month of January. Each such report must be current as of a date no more than 45 days before the report is submitted. Each holdings report must contain:

➢	Title and type of security, and as applicable the exchange ticker symbol or CUSIP number, number of shares, and principal amount of each reportable security in which the Access Person has direct or indirect Beneficial Ownership;

➢	Name of any broker, dealer, or bank with which the Access Person maintains the Access Person Account;

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➢	The date the Access Person submits the report.

Quarterly Trade Reporting Requirements. Each Access Person must submit to the Compliance Officer within 30 days after the end of each quarter a report of all securities transactions (other than transactions in Exempt Securities) effected in each Access Person Account during such quarter. The report must include the name of the security, date of the transaction, quantity, price, nature of the transaction and name of the bank, broker-dealer or financial institution through which the transaction was effected. Information regarding such transactions need not be reported separately if duplicate account statements and confirmations for all Access Person Accounts have been provided to the Chief Compliance Officer; provided, however, that the employee submits a Quarterly Securities Transaction Report that includes a written affirmation that identifies each Access Person Account for which the Firm should have received such statements and confirmations during the relevant quarter. The Compliance Officer is responsible for ensuring that all such statements for identified Access Person Accounts were received, filed, and reviewed. Employees must independently report securities that do not appear on such account statements and confirmations (including, e.g., any securities acquired in private placements or by gift or inheritance) on the Quarterly Securities Transaction Report provided by the Compliance Officer. Even if no transactions are required to be reported, each Employee must submit such a report certifying that all transactions have been reported.

New Accounts. Each Employee must notify the Compliance Officer promptly if he or she opens any new Access Person Account. In addition, Quarterly Securities Transaction Report forms will include a space for disclosure of any new Access Person Accounts opened during the relevant quarter.

2.	Pre-Clearance and Other Restrictions

Prohibited Transactions. Employees may not effect transactions in (i) any security held directly in the portfolio of any of the Firm’s Clients, or (ii) any security that appears on the Firm’s “Prohibited Securities List,” which will be maintained and periodically distributed by the Compliance Officer. For example, if the Treebrook Macro Fund holds shares of Microsoft (“MSFT”), Employees may not purchase shares of MSFT for their personal accounts.[1] The Compliance Officer shall maintain and periodically distribute to Employees the updated Prohibited Securities List.

[1]	An Employee who as of June 16, 2009 owns shares of a security that is held directly in the portfolio of a Firm Client is not required immediately to sell those holdings. The Employee must, as always, be mindful of the Firm’s fiduciary duty to place the interests of Clients first and not take any action which would be contrary to the best interests of the Firm’s Clients.

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Restricted Transactions ― Pre-clearance. Each Employee who wishes to effect a transaction in any initial public offering or private placement, including investments in hedge funds, or in any securities on the Firm’s “Restricted Securities List,” must first obtain written pre-clearance of the transaction from the Compliance Officer. A decision on permissibility of the trade generally will be rendered by the end of the trading day on which the request is received. Pre-clearance will be effective for a 24-hour period, unless otherwise specified.

The Compliance Officer shall maintain and periodically distribute to Employees the updated Restricted Securities List. The Restricted Securities List shall include securities the purchase or sale of which by Access Persons could, in the judgment of the Compliance Committee, in certain circumstances raise a risk of a conflict or otherwise violate the Firm’s fiduciary duty to Clients. The Restricted Securities List may include, for example, shares in companies that serve as counterparties to the Firm or its Clients.

Unrestricted Transactions. Transactions in securities that are not (i) in Client portfolios or on the Firm’s Prohibited Securities List, (ii) in any initial public offering or private placement, including investments in hedge funds, or (iii) on the Firm’s Restricted Securities List are not subject to pre-clearance restrictions hereunder. In the interest of clarity, please note that the following types of transactions are not subject to the pre-clearance provisions of the Code:

➢	Purchases or sales that are non-volitional on the part of the Access Person or over which the Access Person does not exercise investment discretion, including, for example, purchases that are made pursuant to a merger, tender offer, or exercise of rights;

➢	Purchases or sales pursuant to an Automatic Investment Plan, i.e., a program in which regular periodic purchases (or withdrawals) are made automatically in (or from) investment accounts in accordance with a predetermined schedule and allocation, including a dividend reinvestment plan;

➢	Transactions in securities that are not reportable securities as defined in section 202(a)(18) of the Act;

➢	Transactions in Exempt Securities, as defined hereunder;

➢	Transactions effected in, and the holdings of, any account over which the Access Person has no direct or indirect influence or control (including, e.g., blind trust, discretionary account, or trust managed by a third party).

Excessive Trading. In an abundance of caution, on a quarterly basis, the Firm’s Compliance Officer will review Employee trading to determine whether it is necessary or advisable to implement restrictions related to the frequency of Employee personal trading. The Compliance Officer will report his findings, and his related recommendation, to the Firm’s Compliance Committee, which will be responsible for making any changes to this Code.

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III.	Outside Business Activities and Gifts

A.	Other Business Activities. Within 10 days of commencement of employment with the Firm, all Employees must disclose any business activities in which such Employee has a significant role, including any service on the board of directors of a company. An Employee’s service on the board of directors of an outside company, as well as other outside activities generally, could lead to potential for conflicts of interest and insider trading problems, and may otherwise interfere with an Employee’s duties to the Firm. Accordingly, Employees are prohibited from serving on the board of directors of an outside company unless the service has been approved in writing by the Compliance Officer.

B.	Gifts. Access Persons are prohibited from accepting any gift greater than $100 in value from any person or company that does business with the Firm or a private investment vehicle managed by the Firm. Unsolicited business entertainment, including meals or tickets to cultural and sporting events, are permitted if they are not so frequent or of such high value as to raise a question of impropriety.

C.	Management of Non-Adviser Accounts. Employees are prohibited from managing accounts for third parties who are not Clients of the Firm or serving as a trustee for third parties unless the Compliance Officer pre-clears the arrangement and finds that the arrangement would not harm any Client. The Compliance Officer may require the Employee to report transactions for such account and may impose such conditions or restrictions as are warranted under the circumstances.

IV.	Record-keeping

A.	The Compliance Officer shall keep in an easily accessible place for at least 5 years copies of this Code, all confirmations and periodic statements and reports of Access Persons, copies of all preclearance forms, records of violations and actions taken as a result of violations, and acknowledgments and other memoranda relating to the administration of this Code. The Compliance Officer will maintain records in a manner to safeguard their confidentiality. Each Employee’s records will be accessible only to the Employee, the Compliance Officer, senior officers of the Firm, and other appropriate personnel.

B.	Confirmations and periodic statements of Access Persons may be kept electronically in a computer database.

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V.	Oversight

A.	Review of Transactions

The information supplied under this Code, including statements, quarterly transaction reports, and initial and annual holdings reports will be reviewed by the Compliance Officer or his designate for compliance with the terms hereof. The Compliance Officer or his designate will review all such account statements within 45 days after the end of the quarter to which they apply. The Compliance Officer shall:

➢	address whether Employees followed internal procedures, such as pre-clearance;

➢	compare Employee transactions to any restrictions in effect at the time of the trade;

➢	periodically analyze the Employee’s trading for patterns that may indicate abuse.

An employee designated by the Compliance Committee will review the Compliance Officer’s transactions and preclearance requests, as well as his statements and other required transactions reports. This employee will report directly to the Compliance Committee.

The Compliance Officer will document such reviews in an appropriate manner and will maintain copies of the Employee reports and account statements received.

B.	Acknowledgment. The Compliance Officer shall annually distribute a copy of the Code to all Access Persons. The Compliance Officer will also distribute promptly to all Access Persons all amendments and changes to the Code. All Employees are required annually to acknowledge their receipt of the Code, and any changes thereto, by signing a form of acknowledgment provided by the Compliance Officer.

C.	Sanctions. The Firm’s management shall review all reports of alleged violations of the Code and, upon determining that a violation of this Code has occurred, may impose such sanctions or remedial action as they deem appropriate or to the extent required by law. These sanctions may include, but are not limited to, suspension or termination of employment, as well as suspension of personal trading privileges.

D.	Authority to Exempt Transactions. Except as required by federal securities laws, the Compliance Officer has the authority to exempt any Access Person or any personal securities transaction of an Access Person from any or all of the provisions of this Code if the Compliance Officer determines that such exemption would not be against any interests of a Client. The Compliance Officer shall prepare and file a written memorandum of any exemption granted, describing the circumstances and reasons for the exemption. Any exemption requests for the Compliance Officer must be reviewed and granted by a Managing Member of the Firm.

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E.	ADV Disclosure. The Compliance Officer shall ensure that the Firm’s Form ADV (i) describes the Code on Schedule F of Part II and (ii) offers to provide a copy of the Code to any investor or prospective investor upon request.

F.	Reports to the Compliance Committee. On at least an annual basis, the Compliance Officer shall prepare and submit to the Compliance Committee a written report describing any issues arising under the Code, including information about any material Code violations by Access Persons and any sanctions imposed due to such violations. This report may be part of, or be included in, the report submitted by the Compliance Officer to the Compliance Committee upon completion of the annual review of the Firm’s compliance program.

VI.	Reporting Violations

Any person covered by this Code who becomes aware of a violation or suspected violation of the Code must promptly inform the Compliance Officer or the applicable substitute or designee. If the reporting person is not comfortable reporting the violation to the Compliance Officer, then he or she must promptly report such violation to another senior officer or employee of the Firm (including, e.g., a Managing Member or the Chief Financial Officer).

VII.	Confidentiality

All reports of personal securities transactions and any other information filed pursuant to this Code shall be treated as confidential to the extent permitted by law.

VIII.	Training Procedures

A.	Frequency and Content. At least semi-annually, the Firm’s Compliance Officer shall conduct a training meeting with the Firm’s Employees regarding the provisions of this Code and related laws, rules, and regulations, including the applicable rules of relevant self-regulatory organizations. In addition, the Compliance Officer shall review the Code with new employees upon the commencement of their employment.

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B.	Format and Supporting Materials. The Compliance Officer may determine the format of the training meetings at his sole discretion; provided that the ethics training program complies with applicable laws, rules, and regulations. In connection with the training meeting, the Compliance Officer may, at his sole discretion, use or distribute, in addition to copies of this Code and any amendments thereto, supporting materials, including, but not limited to, outlines, agendas, or Power Point presentations. The ethics training meetings may occur in conjunction with training or education regarding other regulatory compliance matters.

C.	Documentation. The Compliance Officer shall maintain a record of (i) the date of the training meeting; (ii) written materials used or distributed in connection with the meeting, if any; and (iii) the names of all participants.

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